Exhibit (a)(vii)

As described in the shareholder letter dated November 12, 2015, the board of directors of Dividend Capital Diversified Property Fund Inc. (DPF) has amended and restated the Class E Share Redemption Program (SRP) and redemptions under the SRP are now only available in the event of the death or disability of a stockholder. The Class E shares that you submitted for redemption under the SRP are no longer eligible for redemption and your redemption request will not be honored. However, DPF has commenced a self-tender offer for up to $20 million of Class E shares, as further described in the enclosed tender offer materials. If you would like to tender a portion or all of your Class E shares pursuant to the terms of the offer, please follow the instructions given in the materials to properly complete and submit the Letter of Transmittal by December 23, 2015. If you have questions, you may contact DPF by calling 888-310-9352.